UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

1 Harbourfront Avenue

Keppel Bay Tower #14-07
Singapore 098632

+65 6255 4151

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Date: April 12, 2022

EXHIBIT INDEX

Exhibit No.	Description
99.1	Strong momentum in the number of subscribers carried through for the 2022 financial year. Karooooo will report Fourth Quarter and full year 2022 Financial Results on April 27, 2022

2